Notice of the 60th Annual General Meeting of Shareholders

Contents

June 2, 2023

ORIX CORPORATION

This document is a translation of the Japanese language original prepared solely for reference purposes only (certain portions of the Japanese language original applicable to voting procedures in Japan that are not applicable to shareholders outside Japan have been omitted). In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail. ORIX Corporation assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Securities Code: NYSE: IX
TSE: 8591
June 2, 2023
(Starting date of measures for provision in electronic format: May 25, 2023)

To Our Shareholders:

Makoto Inoue
Director,
Representative Executive Officer, President
ORIX CORPORATION
2-4-1, Hamamatsu-cho
Minato-ku, Tokyo, Japan

ORIX CORPORATION
Notice of the 60th Annual General Meeting of Shareholders

We cordially would like to inform you that the 60th Annual General Meeting of Shareholders of ORIX CORPORATION (the "Company") to be held as set forth below.

When giving notice of the Annual General Meeting of Shareholders, information that constitutes the content of reference documents for the General Meeting of Shareholders, etc. (items provided in electronic format) is provided in electronic format on the internet via the Company website as "Notice of the 60th Annual General Meeting of Shareholders." Please navigate to the Company website below to check this information.

[Company website]
https://www.orix.co.jp/grp/company/ir/library/shareholder_meeting/ (Japanese)
https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/ (English)

In addition to being uploaded to the above-mentioned website, the items provided in electronic format have been made available on the website of the Tokyo Stock Exchange (TSE). Please navigate to the TSE's website below ("Tokyo Stock Exchange Listed Company Search"), enter the stock (company) name or code to search, then select "Basic information," followed by "Documents for public inspection/ PR information."

[TSE website ("Tokyo Stock Exchange Listed Company Search")]
https://www2.jpx.co.jp/tseHpFront/JJK010010Action.do?Show=Show (Japanese)
https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show (English)

Details

1. **Date and Time:**   Thursday, June 22, 2023 at 10:00 a.m. (JST)

2. **Place:**   *Hiten*, Grand Prince Hotel New Takanawa

   3-13-1, Takanawa, Minato-ku, Tokyo, Japan

   *Please be informed that presents will not be provided on the day of the General Meeting of Shareholders.

3. **Agenda of the Meeting:**

   Matters to be reported:

   1. The business report and the consolidated financial statements for the 60th fiscal year (from April 1, 2022 to March 31, 2023), as well as the audit reports of the public accounting firm and the Audit Committee for consolidated financial statements

   2. Financial statements for the 60th fiscal year (from April 1, 2022 to March 31, 2023)

   Matters to be resolved:

   <Company Proposal>

   Proposal 1.   Election of Eleven (11) Directors

   <Shareholder Proposal>

   Proposal 2.   Dismissal of a Director

   The Board of Directors oppose this proposal. For more information, please refer to page 19.

・ We will post the Notice of Resolution at the 60th Annual General Meeting of Shareholders on the following Company's website.
   The Company's website: https://www.orix.co.jp/grp/en/ir/library/shareholder_meeting/

Reference Documents for the General Meeting of Shareholders

\<Company Proposal\>

Proposal 1: Election of Eleven (11) Directors

The terms of office of all 11 Directors will expire at the conclusion of this Annual General Meeting of Shareholders. Consequently, the shareholders are requested to elect 11 Directors based on the decision by the Nominating Committee.

The Nominating Committee has appointed candidates for Directors of such mix that ensures the Board of Directors will have a balance and diversity of knowledge, experience and capability as a whole. In particular, when appointing the candidates for Outside Directors, the Nominating Committee has appointed candidates determined to be able to appropriately perform the duties of Outside Director such as making proposals for important matters in the Company's management and overseeing corporate management. The Company determines that the candidates for Outside Directors possess sufficient independence as they meet the 'Requirements for Independent Directors' established by the Nominating Committee and the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan.

[Relevant composition ratios of the Board of Directors if this proposal is approved]

Composition ratio of Outside Directors	Composition ratio of female Directors
54.5%	18.1%
(6/11 persons)	(2/11 persons)

Candidates for the 11 Director positions are as follows:

No.	Name	Current Position and Responsibilities at the Company	Term of Office	Committee the candidate is scheduled to join (◎ to serve as committee chairman)		
				Nominating Committee	Audit Committee	Compensation Committee
1	Renominated **Makoto Inoue**	Member of the Board of Directors, Representative Executive Officer President and Chief Executive Officer Responsible for Group Strategy Business Unit	13 years			
2	Renominated **Shuji Irie**	Member of the Board of Directors Senior Managing Executive Officer Head of Investment and Operation Headquarters	5 years			
3	Renominated **Satoru Matsuzaki**	Member of the Board of Directors Senior Managing Executive Officer Head of Corporate Business Headquarters Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation	4 years			
4	Renominated **Stan Koyanagi**	Member of the Board of Directors Senior Managing Executive Officer Global General Counsel Responsible for Legal Function Unit	6 years			
5	Newly nominated **Yasuaki Mikami**	Senior Managing Executive Officer Responsible for Corporate Function Unit Responsible for Work Style Reform Project	–			
6	Renominated **Michael Cusumano**	Member of the Board of Directors Compensation Committee Outside Independent	4 years			○
7	Renominated **Sakie Akiyama**	Member of the Board of Directors Nominating Committee (Chairperson) Outside Independent	4 years	◎		
8	Renominated **Hiroshi Watanabe**	Member of the Board of Directors Compensation Committee (Chairperson) Nominating Committee Outside Independent	3 years	○		◎
9	Renominated **Aiko Sekine**	Member of the Board of Directors Audit Committee (Chairperson) Nominating Committee Outside Independent	3 years	○	◎	
10	Renominated **Chikatomo Hodo**	Member of the Board of Directors Compensation Committee Audit Committee Outside Independent	2 years		○	○
11	Renominated **Noriyuki Yanagawa**	Member of the Board of Directors Audit Committee Outside Independent	1 year		○	

Nomination Criteria for Director Candidates

Internal Director	Outside Director
・ An individual with a high degree of expertise in ORIX's business ・ An individual with excellent business judgment and business administration skills	・ An individual with a wealth of experience as a business administrator ・ An individual with professional knowledge related to corporate management in fields such as economics, business administration, law and accounting ・ An individual with extensive knowledge related to corporate management in areas such as politics, society, culture and academics

No.	Name	Main skills and experience, etc. of candidates for Member of the Board of Directors				
		Corporate Management	Global Business	Finance	Business Investment	Business Knowledge
1	Renominated **Makoto Inoue**	●	●	●	●	
2	Renominated **Shuji Irie**	●	●	●	●	
3	Renominated **Satoru Matsuzaki**	●	●	●	●	
4	Renominated **Stan Koyanagi**		●	●		● Enterprise Risk Management, Legal
5	Newly nominated **Yasuaki Mikami**	●	●	●	●	
6	Renominated **Michael Cusumano**					● IT technology
7	Renominated **Sakie Akiyama**	●	●			● Technology
8	Renominated **Hiroshi Watanabe**	●	●	●		● International finance, Tax affairs
9	Renominated **Aiko Sekine**					● International accounting
10	Renominated **Chikatomo Hodo**	●	●			● IT technology
11	Renominated **Noriyuki Yanagawa**			●		● Economics and financial policies

Concept of Main skills and experience, etc. of candidates for Member of the Board of Directors

This represents each persons' skills and experience particularly expected of Directors that supervise ORIX's multifaceted business activities. This table does not represent all of the knowledge and experience of each person, but indicates skills and experience that are considered significant.
・ "Corporate Management" in order to understand changes in the business environment, and create and implement appropriate growth strategies
・ "Global Business," which is necessary for ORIX as it develops business globally
・ "Finance" and "Business Investment" in order to deeply understand ORIX's wide range of businesses
・ "Business Knowledge," such as "tax affairs, accounting," "ERM, legal" and "IT technology," which is the basis of decision-making on important management matters

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
1	Makoto Inoue (Oct. 2, 1952) -Renominated-	Apr. 1975	Joined the Company	100,662 (682,948)
		Mar. 2001	General Manager of Investment Banking Headquarters	
		Jan. 2003	Deputy Head of Investment Banking Headquarters	
		Feb. 2005	Assumed office of Executive Officer, the Company	
			Head of Alternative Investment & Development Headquarters	
		Jan. 2006	Assumed office of Managing Executive Officer, the Company	
		Dec. 2006	Head of Alternative Investment & Development Headquarters, Responsible for IT Planning Office	
		Jun. 2008	Head of International Administrative Headquarters, Head of Alternative Investment & Development Headquarters, Responsible for IT Planning Office	
		Jun. 2009	Assumed office of Senior Managing Executive Officer, the Company	
		Jun. 2010	Assumed office of Director and Deputy President, the Company	
		Jan. 2011	Assumed office of Director, Representative Executive Officer, President, the Company (present) Chief Operating Officer	
		Jan. 2014	Co-Chief Executive Officer	
		Jun. 2014	Chief Executive Officer (present)	
		Jan. 2017	Responsible for Group IoT Business Department, Responsible for New Business Development Department I and II	
		Apr. 2017	Responsible for Group IoT Business Department, Responsible for New Business Development Department	
		May 2017	Responsible for Open Innovation Business Department, Responsible for Group IoT Business Department, Responsible for New Business Development Department	
		Jan. 2018	Responsible for Group Strategy Business Unit (present)	
		<Reasons for nomination for Member of the Board of Directors> Mr. Makoto Inoue has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his service as President, Representative Executive Officer and Chief Executive Officer. He participated in all eight meetings of the Board of Directors during the fiscal year ended March 31, 2023. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be 13 years.		

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
2	Shuji Irie (Mar. 14, 1963) -Renominated-	May 2001	Joined Mizuho Securities CO., Ltd. (retired in Apr. 2011)	4,159 (156,490)
		Apr. 2011	Joined the Company	
		Sep. 2011	Deputy Head of Investment and Operation Headquarters	
		Jan. 2013	Assumed office of Executive Officer, the Company	
		Jan. 2014	Head of Investment and Operation Headquarters (present)	
		Jan. 2016	Assumed office of Managing Executive Officer, the Company Responsible for Concession Business Development	
		Jun. 2018	Assumed office of Member of the Board of Directors, Managing Executive officer, the Company	
		Jan. 2020	Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company (present)	
		<Reasons for nomination for Member of the Board of Directors> Mr. Shuji Irie has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of investment and operation. He participated in all eight meetings of the Board of Directors during the fiscal year ended March 31, 2023. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be five years.		

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
3	Satoru Matsuzaki (Apr. 12, 1966) -Renominated-	Apr. 1989 Joined Crown Leasing Corporation (retired in Apr. 1997) Aug. 1997 Joined the Company Oct. 2005 General Manager of Strategic Planning Group, Investment Banking Headquarters Apr. 2006 General Manager of Investment and Operation Group, Investment Banking Headquarters Feb. 2010 Head of Office of the President Jun. 2010 General Manager of Corporate Planning Department Jan. 2012 General Manager of Corporate Planning Department, General Manager of Corporate Communications Department May 2012 General Manager of Corporate Planning Department, Special Advisor to Responsible for Corporate Communications Department Jan. 2013 Assumed office of Executive Officer, the Company Responsible for Corporate Planning Department, Responsible for Corporate Communications Department Jan. 2014 Domestic Sales Administrative Headquarters: Head of New Business Development and Head of Tokyo Sales Jun. 2015 Responsible for New Business Development Department I and II, Head of Tokyo Sales Headquarters Jan. 2017 Head of Eastern Japan Sales Headquarters Jan. 2018 Assumed office of Managing Executive Officer, the Company Head of Domestic Sales Administrative Headquarters, Head of Eastern Japan Sales Headquarters Jan. 2019 Head of Corporate Business Headquarters (present) Jun. 2019 Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company Jan. 2020 Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company (present) Chairman, ORIX Auto Corporation (present) Chairman, ORIX Rentec Corporation (present)	9,759 (151,420)
		<Reasons for nomination for Member of the Board of Directors> Mr. Satoru Matsuzaki has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of corporate financial services and maintenance leasing. He participated in all eight meetings of the Board of Directors during the fiscal year ended March 31, 2023. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be four years.	

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
4	Stan Koyanagi (Dec. 25, 1960) -Renominated-	Oct. 1985 Joined SHEPPARD, MULLIN, RICHTER & HAMPTON LLP (retired in May 1988) Jan. 1993 Partner, GRAHAM & JAMES LLP (currently Squire Patton Boggs LLP) (retired in Feb. 1997) Mar. 1997 Vice President, ORIX USA Corporation (currently ORIX Corporation USA) Mar. 1999 General Counsel, Vice President and Manager, ORIX USA Corporation (currently ORIX Corporation USA) (retired in Dec. 2003) Jan. 2004 Vice President and Associate General Counsel, KB HOME (retired in Jun. 2013) Jul. 2013 Joined the Company Global General Counsel of Global Business Headquarters Jun. 2017 Assumed office of Member of the Board of Directors, Managing Executive Officer, the Company Responsible for Enterprise Risk Management Global General Counsel (present) Jun. 2018 Head of Enterprise Risk Management Headquarters Jan. 2019 Responsible for Enterprise Risk Management Headquarters Jan. 2022 Responsible for Legal and Compliance Headquarters Jan. 2023 Assumed office of Member of the Board of Directors, Senior Managing Executive Officer, the Company (present) Responsible for Legal Function Unit (present)	5,000 (0)
		<Reasons for nomination for Member of the Board of Directors> Mr. Stan Koyanagi served successively as the General Counsel of ORIX USA Corporation (currently ORIX Corporation USA) and the Vice President and Associate General Counsel of KB Home. He has extensive experience and advanced knowledge in overseas legal affairs. Moreover, at ORIX Corporation, he has a wealth of experience and advanced knowledge on the multifaceted business activities of the ORIX Group through his missions of Global General Counsel. He participated in all eight meetings of the Board of Directors during the fiscal year ended March 31, 2023. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors because it has determined that he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of his knowledge and experience, etc. gained from inside and outside the Company. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be six years.	

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position		Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
5	Yasuaki Mikami (Jan. 29, 1968) -Newly Nominated-	Apr. 1990	Joined the Company	2,242 (90,388)
		Mar. 2006	Senior Vice President of Principal Investment Group, Investment Banking Headquarters	
		Mar. 2007	Senior Vice President and Treasurer, ORIX USA Corporation (currently ORIX Corporation USA)	
		Oct. 2010	Head of Secretarial Office	
		Jan. 2014	General Manager of Secretarial Office	
		Jul. 2015	General Manager of Human Resources Department	
		Jan. 2016	Deputy Head of Human Resources and Corporate Administration Headquarters, General Manager of Human Resources Department	
		Jan. 2017	Assumed office of Executive Officer, the Company Head of Group Human Resources and Corporate Administration Headquarters, Responsible for Secretarial Office	
		Jun. 2017	Head of Group Human Resources and Corporate Administration Headquarters, Responsible for Work Style Reform Project (present)	
		Jan. 2018	Head of Group Human Resources and Corporate Administration Headquarters, Responsible for Secretariat of The Board of Directors	
		Jan. 2020	Assumed office of Managing Executive Officer, the Company	
		Jan. 2023	Assumed office of Senior Managing Executive Officer, the Company (present) Responsible for Corporate Function Unit (present)	
		<Reasons for nomination for Member of the Board of Directors> Mr. Yasuaki Mikami is a candidate for new Member of the Board of Directors. He has a wealth of experience and advanced knowledge relating to the diversified business activities of the ORIX Group through his business execution experience in the field of corporate function and Work Style Reform Project. The Nominating Committee has appointed him as a new candidate for Member of the Board of Directors because it has determined he can be expected to fulfil a substantial role, including highly effective supervision of the Company's management given that he possesses extensive understanding of the Company's operations.		

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
6	Michael Cusumano (Sep. 5, 1954) -Renominated- Candidate for Outside Director/ Independent Director	Jul. 1986 Assistant Professor, Sloan School of Management at Massachusetts Institute of Technology Jul. 1996 Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present) Jul. 2007 Professor, Faculty of Engineering Systems, School of Engineering at Massachusetts Institute of Technology (retired in Mar. 2016) Apr. 2016 Special Vice President and Dean, Tokyo University of Science (retired in May 2017) Apr. 2019 Assumed office of Member of the Board of Directors (Outside Director), Ferratum Plc (currently Multitude SE) (present) Jun. 2019 Assumed office of Member of the Board of Directors (Outside Director), the Company (present) Apr. 2020 Senior Specially Appointed Professor, Tokyo University of Science (retired in Mar. 2022) Jul. 2020 Deputy Dean, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology (present) <ORIX Committee Membership> Compensation Committee <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Mr. Michael Cusumano currently serves as a Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology, and as a global authority has a deep understanding of business strategy and technology management. He participated in all eight meetings of the Board of Directors and all four meetings of the Compensation Committee during the fiscal year ended March 31, 2023. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Compensation Committee, pointing to important matters regarding company management, using his expertise in business strategy and technology management. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be four years. <Matters concerning independence> Mr. Michael Cusumano meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and the Sloan School of Management at Massachusetts Institute of Technology where he serves as Deputy Dean and Professor. Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.	0 (6,500)

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company

7	Sakie Akiyama
	(Dec. 1, 1962)
	
	-Renominated-
	
	Candidate for
	Outside Director/
	Independent Director
		Apr. 1987 Joined Arthur Andersen & Co. (retired in Apr. 1991)
		Apr. 1994 Founded Saki Corporation
		           Assumed office of Representative Director and Chief Executive Officer, Saki Corporation (retired in Sep. 2018)
		Oct. 2018 Assumed office of Founder, Saki Corporation (present)
		Jun. 2019 Assumed office of Member of the Board of Directors (Outside Director), the Company (present)
		           Assumed office of Member of the Board of Directors (Outside Director), Sony Corporation (currently Sony Group Corporation) (present)
		           Assumed office of Member of the Board of Directors (Outside Director), JAPAN POST HOLDINGS Co., Ltd. (present)
		Jun. 2020 Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Corporation (present)
		<ORIX Committee Membership>
		Nominating Committee (Chairperson)
		
		<Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)>
		Ms. Sakie Akiyama founded Saki Corporation and served as a Representative Director and Chief Executive Officer of Saki Corporation. She has wide-ranging experience and knowledge of corporate management. She participated in all eight meetings of the Board of Directors and all six meetings of the Nominating Committee during the fiscal year ended March 31, 2023. Currently as a Chairperson of the Nominating Committee, she has actively expressed her opinions and made proposals, while leading discussions and deliberations on members of the Board of Directors and Executive Officers suitable for the Company's business operations. The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint. Her period in service as of the conclusion of this Annual General Meeting of Shareholders will be four years.
		
		<Matters concerning independence>
		Ms. Sakie Akiyama meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified her as an independent director to the Tokyo Stock Exchange, Inc.
		Therefore, it has been determined that she has independence from general shareholders without the risk of conflicts of interest.
			0
			(6,500)

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
8	Hiroshi Watanabe (Jun. 26, 1949) -Renominated- Candidate for Outside Director/ Independent Director	Apr. 1972 Joined the Ministry of Finance Jan. 2003 Director-General, International Bureau, Ministry of Finance Jul. 2004 Vice Minister of Finance for International Affairs, Ministry of Finance (retired in Jul. 2007) Oct. 2007 Special Advisor, Japan Center for International Finance (retired in Sep. 2008) Apr. 2008 Professor, Graduate School of Commerce and Management at Hitotsubashi University (currently Graduate School of Business Administration at Hitotsubashi University) (retired in Sep. 2008) Oct. 2008 Assumed office of Deputy Governor, Japan Finance Corporation (retired in Mar. 2012) Apr. 2012 Assumed office of Deputy Governor, Japan Bank for International Cooperation Dec. 2013 Assumed office of Governor, Japan Bank for International Cooperation (retired in Jun. 2016) Oct. 2016 Assumed office of President, Institute for International Monetary Affairs (present) Jun. 2017 Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Materials Corporation (present) Jun. 2020 Assumed office of Member of the Board of Directors (Outside Director), the Company (present) <ORIX Committee Membership> Compensation Committee (Chairperson), Nominating Committee <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Mr. Hiroshi Watanabe served successively as in key positions at Ministry of Finance Japan and Governor of Japan Bank for International Cooperation, and currently serves as President of Institute for International Monetary Affairs. He has a wealth of knowledge and experience as a finance and economic expert both in Japan and overseas, wide-ranging experience and knowledge of corporate management. He participated in all eight meetings of the Board of Directors, all three meetings of the Compensation Committee since he assumed office member of the Compensation Committee, all six meetings of the Nominating Committee, and all three meeting of Audit Committee when he was a committee member during the fiscal year ended March 31, 2023. Currently as a Chairperson of the Compensation Committee, he has actively expressed his opinions and made proposals, while leading discussions and deliberations between the Member of the Board of Directors and Executive Officer's compensation system and compensation levels in order to enhance their role as medium- and long-term incentives. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be three years. <Matters concerning independence> Mr. Hiroshi Watanabe meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and the Institute for International Monetary Affairs where he serves as President. Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.	0 (5,000)

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
9	Aiko Sekine (May 13, 1958) -Renominated- Candidate for Outside Director/ Independent Director	Apr. 1981 Joined Citibank, N.A., Tokyo Branch (retired in Jan. 1984) Oct. 1985 Joined Aoyama Audit Corporation Mar. 1989 Certified as Public Accountant, Japan Jul. 2001 Partner of Chuo Aoyama Audit Corporation (retired in Aug. 2006) Sep. 2006 Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC) (retired in Jul. 2016) Jul. 2007 Assumed office of Executive Board Member of Japanese Institute of Certified Public Accountants Jan. 2008 Board Member of International Ethics Standards Board for Accountants, International Federation of Accountants (retired in Dec. 2010) Jul. 2010 Assumed office of Deputy President of Japanese Institute of Certified Public Accountants Jul. 2016 Assumed office of Chairman and President of Japanese Institute of Certified Public Accountants (retired in Jul. 2019) Jan. 2019 Member of the Nominating Committee, International Federation of Accountants (retired in Dec. 2022) Jul. 2019 Advisor of Japanese Institute of Certified Public Accountants (present) Jun. 2020 Assumed office of Member of the Board of Directors (Outside Director), the Company (present) Assumed office of Outside Audit & Supervisory Board Member, Sumitomo Riko Company Limited (present) Assumed office of Outside Audit & Supervisory Board Member, IHI Corporation (present) Sep. 2020 Professor, Faculty of Commerce, Waseda University (present) Oct. 2020 Trustee, International Valuation Standards Council (present) <ORIX Committee Membership> Audit Committee (Chairperson), Nominating Committee	0 (5,000)
		<Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> Ms. Aiko Sekine served on government and institutional finance and accounting councils both in Japan and overseas, and served as a Partner of Aarata Audit Corporation (currently PricewaterhouseCoopers Aarata LLC) and Chairman and President of Japanese Institute of Certified Public Accountants. She has extensive knowledge as a professional accountant. She participated in all eight meetings of the Board of Directors, all fourteen meetings of the Audit Committee, and all six meetings of the Nominating Committee during the fiscal year ended March 31, 2023. Currently as a Chairperson of the Audit Committee, she has received periodic reports from the Company's internal audit unit and actively expressed her opinions and made proposals, while leading discussions and deliberations on the effectiveness of the Company's internal control system. The Nominating Committee has appointed her as a candidate for Member of the Board of Directors (Outside Director) because it has determined she can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of her knowledge and experience, etc., from an independent and objective standpoint. Her period in service as of the conclusion of this Annual General Meeting of Shareholders will be three years.	
		<Matters concerning independence> Ms. Aiko Sekine meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified her as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and Waseda University where she serves as a Professor. Therefore, it has been determined that she has independence from general shareholders without the risk of conflicts of interest.	

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
10	Chikatomo Hodo (Jul. 31, 1960) -Renominated- Candidate for Outside Director/ Independent Director	Sep. 1982 Joined Accenture Japan Ltd. Sep. 2005 Assumed office of Representative Director of Accenture Japan Ltd. Apr. 2006 Assumed office of Representative Director and President of Accenture Japan Ltd. Sep. 2015 Assumed office of Director and Chairman of Accenture Japan Ltd. (retired in Aug. 2017) Sep. 2017 Assumed office of Director and Senior Corporate Advisor of Accenture Japan Ltd. (retired as a Director in Jun. 2018) Jun. 2018 Assumed office of Member of the Board of Directors (Outside Director), Konica Minolta Inc. (present) Jul. 2018 Assumed office of Senior Corporate Advisor of Accenture Japan Ltd. (retired in Aug. 2021) Jun. 2019 Assumed office of Member of the Board of Directors (Outside Director), Mitsubishi Chemical Holdings Corporation (currently Mitsubishi Chemical Group Corporation) (present) Jun. 2021 Assumed office of Member of the Board of Directors (Outside Director), the Company (present) Jun. 2023 Assumed office of Member of the Board of Directors (Outside Director), Sumitomo Mitsui Banking Corporation (scheduled) <ORIX Committee Membership> Compensation Committee, Audit Committee	0 (3,500)
		<Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director) > Mr. Chikatomo Hodo served as a Representative Director and President of Accenture Japan Ltd. He has wide-ranging experience and knowledge as a corporate management and digital business. He participated in all eight meetings of the Board of Directors, all four meetings of the Compensation Committee, and thirteen meetings of the Audit Committee during the fiscal year ended March 31, 2023. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting, Compensation Committee and Audit Committee, pointing to important matters regarding company management, using his expertise in corporate management and digital business. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be two years.	
		<Matters concerning independence> Mr. Chikatomo Hodo meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc. In addition, Accenture Japan Ltd., where he served as Representative Director and President until August 2015, has a business relationship with the Company in terms of consolidated net sales (Group consolidated total revenues at the Company) of less than 1%. Also, Sumitomo Mitsui Banking Corporation, where he is scheduled to assume as an Outside Director, is one of the Company's borrowing financial institutions, but he will not be an Executive Director of Sumitomo Mitsui Banking Corporation, there is no affect his independence. Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.	

No.	Name (Date of Birth)	Career Summary, Current Position and Important Concurrent Position	Number of shares held (of which number of shares scheduled to be issued by share-based compensation plans) in the Company
11	Noriyuki Yanagawa (Apr. 23, 1963) -Renominated- Candidate for Outside Director/ Independent Director	Apr. 1993 Specialized Teacher, Faculty of Economics at Keio University Apr. 1996 Assistant Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo Apr. 2007 Associate Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo Dec. 2011 Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo (present) Jun. 2022 Assumed office of Member of the Board of Directors (Outside Director), the Company (present) <ORIX Committee Membership> Audit Committee <Reasons for nomination for Member of the Board of Directors (Outside Director) and expected role as Member of the Board of Directors (Outside Director)> He currently serves as a Professor, Faculty of Economics of Graduate School of Economics at The University of Tokyo, and he served on government and institutional finance and economic councils in Japan. He specializes in financial contracts, law and economics, and has a wealth of knowledge and experience as a financial economics expert. He participated in all six meetings of the Board of Directors since he assumed office Member of the Board of Directors and all eleven meetings of the Audit Committee since he assumed office member of the Audit Committee during the fiscal year ended March 31, 2023. He has actively expressed his opinions and made proposals during deliberations at Board of Directors Meeting and Audit Committee, using his expertise in corporate strategy based on deep academic understanding. The Nominating Committee has appointed him as a candidate for Member of the Board of Directors (Outside Director) because it has determined he can be expected to continue to fulfil a substantial role, including highly effective supervision of the Company's management by utilizing a wealth of his knowledge and experience, etc., from an independent and objective standpoint. His period in service as of the conclusion of this Annual General Meeting of Shareholders will be one year. <Matters concerning independence> Mr. Noriyuki Yanagawa meets the requirements for independent director prescribed by the Tokyo Stock Exchange, Inc. in Japan and the 'Requirements for Independent Directors' established by the Nominating Committee. The Company has notified him as an independent director to the Tokyo Stock Exchange, Inc. In addition, there is no special relationship of note between the Company and The University of Tokyo where he serves as a Professor. Therefore, it has been determined that he has independence from general shareholders without the risk of conflicts of interest.	0 (2,000)

Notes: 1. The Nominating Committee established 'Requirements for Independent Directors' as set forth below, and all candidates for Outside Directors meet these requirements.

    (1) Independent Director must not be a principal trading partner*, or Executive Officer (including operating officers, hereinafter the same) or an employee of a principal trading partner of the ORIX Group as of now and during the last one year.

      * A "principal trading partner" refers to an entity with a business connection with the ORIX Group with a transaction amount equivalent to 2% of consolidated total sales of either the ORIX Group or the entity (consolidated total revenues in the case of the ORIX Group) or one million US dollars, whichever is greater, in the latest fiscal year or the preceding three fiscal years.

    (2) Independent Director did not receive directly a large amount of compensation (10 million yen or higher in one fiscal year) outside the Director's compensation from the ORIX Group in the latest fiscal year or the preceding three fiscal years. Further, no corporation or other entity for which such Independent Director serves as consultant, accounting specialist, or legal expert, received a large amount of compensation (equivalent to more than the greater of 2% of consolidated total revenues (or consolidated total sales), or one million US dollars) from the ORIX Group as of now and in the last one year.

    (3) Independent Director is not a major shareholder of the Company (holding 10% or higher of issued shares), or representative of the interests of a major shareholder as of now.

    (4) Independent Director was not an Executive Officer, etc. of a company having a relationship of concurrent directorship* with the Company in the latest fiscal year or the preceding three fiscal years.

      * "Concurrent directorship" refers to such case that an Executive Officer of the Company or its subsidiaries serves as director of a company in which the Independent Director has been an Executive Officer, also assumes the post of Outside Director of the Company.

    (5) Independent Director was not a member of the executive board (limited to those who execute business) or any other person executing business (referring to an officer, corporate member or employee who executes business of the organization) of any organization (including public interest incorporated associations, public interest incorporated foundations and non-profit corporations) that have received a large amount of donation or assistance (annual average of 10 million yen or higher over the past three fiscal years) from the ORIX Group.

    (6) Independent Director did not serve as an accounting auditor, a certified public accountant (or tax accountant) as an accounting advisor, or a corporate member, a partner or a corporate worker of audit firm (or tax accountant corporation) of the ORIX Group who performed the audit work in person (excluding engagement as a supporting role) on the ORIX Group in of the latest fiscal year or the preceding three fiscal years.

    (7) None of their family members* falls under any of the following:

      1) A person who was an Executive Officer, etc. or important employee of the ORIX Group during the past three years.

      2) A person who falls under one of the requirements specified in (1) through (3), (5) or (6) above. For an employee in (1), however, such person shall be limited to an Executive Officer, for the second sentence in (2), such person shall be limited to a corporate member or a partner of the corporation or other entity and for (6), such person shall be limited to an Executive Officer or an employee who performs the audit on the ORIX Group in person.

      * "Family members" include a spouse, those related within the second degree by consanguinity or affinity, or other kin living with the Director.

    (8) There must be no material conflict of interest or any possible conflict of interest that might influence the independent Director's judgment in performing their duties as the Director.

2. Mr. Michael Cusumano, Ms. Aiko Sekine and Mr. Noriyuki Yanagawa did not have past involvement in corporate management except as Outside Director, outside corporate auditor and outside audit & supervisory board member. However, they are nominated as candidates for Outside Director as it has been determined that they are able to appropriately perform the duties of Outside Director for the aforementioned reasons.

3. The Company has executed an agreement regarding limitation on liability with each Outside Director, which will limit his/her liability for damages pursuant to Article 423, Paragraph (1) of the Companies Act, set forth in Article 427, Paragraph 1 of the Companies Act. The maximum amount of liabilities provided in such agreement is equal to the Minimum Liability Amount set forth in Article 425, Paragraph (1) of the Companies Act. The Company expects to renew the said agreement with the same contents with each of the candidates for Outside Director if they are appointed as Director.

4. The Company plans to enter into a directors and officers liability insurance (D&O Insurance) contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, that insures all of the Members of the Board of Directors and Executive Officers. If this proposal is approved as originally proposed and the candidates assume office of Member of the Board of Directors, each of them will be insured under the insurance contract. The insurance contract covers damages that may occur when officers, etc. are liable for the execution of their duties or receive claims related to the pursuit of such responsibilities. However, there are certain reasons for exemption from liability, such as non-payment of insurance claims in cases of intentional fraud, unlawful action, claims of damages due to omission or claims for damages resulting from illegally gaining profits or benefits. The insurance premium will be paid in full by the company, and there is no insurance premium burden for the insured.

5. It has been discovered that JAPAN POST Co., Ltd. and JAPAN POST INSURANCE Co., Ltd., which are subsidiaries of JAPAN POST HOLDINGS, where Sakie Akiyama serves as an Outside Director, carried out inappropriate insurance solicitation. In addition, it has been discovered that there was a violation of laws and regulations when selling products of JAPAN POST INSURANCE and investment trusts to the same customers in the wake of this inappropriate solicitation. Although she was not aware of this fact until she read the report, she regularly made recommendations at the meetings of the Board of Directors from the perspective of legal compliance. After the fact came to light, she instructed the company to thoroughly investigate the fact and prevent recurrence.

6. For reference, number of shares scheduled to be issued by share-based compensation plans refers to the number of shares that are scheduled to be delivered equivalent to the cumulative stock ownership points granted by the stock compensation system.

7. If this proposal is approved, the composition of the Nominating Committee, Audit Committee, and Compensation Committee and the chairpersons of each committee are as follows.
   Nominating Committee: Sakie Akiyama (Chairperson), Hiroshi Watanabe and Aiko Sekine
   Audit Committee: Aiko Sekine (Chairperson), Chikatomo Hodo and Noriyuki Yanagawa
   Compensation Committee: Hiroshi Watanabe (Chairperson), Michael Cusumano and Chikatomo Hodo

8. Name on the family register of Aiko Sekine is Aiko Sano.

<Shareholder Proposal>

Proposal 2: Dismissal of a Director

A single shareholder proposes "Dismissal of Mr. Irie as a director (Member of the Board of Directors, Senior Managing Executive Officer, Head of Investment and Operation Headquarters)"

1. Reason for proposal
   1. Lack of capacity as a director

      I engaged jointly with Mr. Irie in the management of Wako Pallet Co., Ltd. as a representative director for approximately one year and six months.

      However, Mr. Irie did not accurately ascertain business, workplace, and employment conditions in the above company, and he did not make fair management decisions concerning business operations and engaged in work aimlessly, without making any improvements.

   2. Inappropriate responses as a director

      At the 59th ordinary general shareholders' meeting, regarding the question that I submitted in advance of the shareholders' meeting, Mr. Irie responded that it was of great interest to shareholders, but he merely provided an insincere answer without providing any grounds therefor. Thus, he did not perform his obligation to provide an explanation for a shareholder's reasonable decision on material matters that were the object of the shareholders' meeting.

   3. Conclusion

      Due to the foregoing, I am exercising my shareholder right to propose the agenda and submit a proposal for the dismissal of Mr. Irie as director.

      As further details cannot be provided in this document due to character limitations, I can explain them at the site of the ordinary shareholders' meeting.

[Opinion of the Board of Directors on the Second Proposal]

The Board of Directors opposes this proposal.

      The Company acquired all the shares of Wako Pallet Co., Ltd. ("Wako Pallet") from the proposing shareholder in September 2019. Until April 2021, the proposing shareholder served as the representative director president of Wako Pallet based on an initial agreement between him and the Company. As the shareholder holding all the shares of Wako Pallet, the Company had requested management of Wako Pallet, comply with the Company's group compliance rules and related matters, while Wako Pallet has continued to grow steadily after the acquisition of shares by the Company.

      Mr. Irie supervised the management of Wako Pallet from the standpoint of the shareholder of Wako Pallet. We, the Board of Directors of the Company, believe that the proposing shareholder's allegation that "he did not make fair management decisions ~ and engaged in work aimlessly, without making any improvements" is entirely groundless.

      Also, with respect to the proposing shareholder's allegation that Mr. Irie did not answer the questions submitted in advance of the shareholders' meeting appropriately at the Company's 59th ordinary general shareholders' meeting, the chairperson of said shareholders' meeting responded to all of the questions on behalf of Mr. Irie. Accordingly, we believe that the allegation that he "provided an insincere answer without providing any grounds therefor" is also entirely groundless.

      The director, Mr. Shuji Irie, has extensive experience in, and in-depth knowledge of, the field of business investments, and, since January 2014, he has contributed to business expansion and enhancement of corporate values of the Company as Head of Investment and Operation Headquarters. In addition, since his assignment as a director of the Company in June 2018, he has performed appropriate and highly efficient supervision of the Company's management. As Mr. Irie is expected to continue to execute an important role in the enhancement of corporate value of the Company, we believe that there is no basis for dismissing Mr. Irie as a director of the Company.

      Therefore, we, the Board of Directors, oppose this proposal.

(Translation for reference only)

Business Report for the 60th Fiscal Year

From April 1, 2022 to March 31, 2023

1. Management's Basic Policy

(1) Management's Basic Policy

The corporate philosophy and management policy of the Company and its subsidiaries (collectively, "ORIX") are described below.

Corporate Philosophy	ORIX is constantly anticipating market needs and working to contribute to society by developing leading financial services on a global scale and striving to offer innovative products that create new value for customers.

Management Policy	• ORIX strives to meet the diverse needs of its customers and to deepen trust by constantly providing superior services. • ORIX aims to strengthen its base of operations and achieve sustained growth by integrating its resources to promote synergies amongst different units. • ORIX makes efforts to develop a corporate culture that shares a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development. • ORIX aims to attain stable medium- and long-term growth in shareholder value by implementing these initiatives.

(2) Target Performance Indicators

In its pursuit of sustainable growth, ORIX uses the following performance indicators: Net income attributable to ORIX Corporation shareholders to indicate profitability and ROE to indicate capital efficiency. As medium-term targets, ORIX aims to accomplish net income attributable to ORIX Corporation shareholders of ¥400 billion and ROE of 11%. We believe that it is important to achieve this medium-term ROE target in order to improve ORIX's price book-value ratio. ORIX also strives to maintain financial soundness with an awareness of our credit rating.

(3) Profit Distribution Policy and Dividends

The Company aims to increase shareholder value by utilizing profits earned from business activities to strengthen its business foundation and make investments for future growth. At the same time, the Company strives to make stable and sustainable distribution of dividends at a level in line with its business performance. In addition, with regards to the decision of whether to buy back shares, the Company aims to act with flexibility and swiftness while considering various factors such as the business environment, share price and its trends, the soundness of its financial condition, and target performance indicators.

Based on this fundamental policy, the annual dividend for the fiscal year ended March 31, 2023 has been decided at 85.60 yen per share (the second quarter-end dividend paid was 42.80 yen per share and the year-end dividend has been decided at 42.80 yen per share). The dividend payout ratio for the fiscal year ended March 31, 2023 was 37.0%. Regarding the payment of dividends, in accordance with Article 459, Paragraph (1) of the Companies Act, the Articles of Incorporation stipulates that the Company may pay dividends from surplus by resolution of the Board of Directors. In the fiscal year ended March 31, 2023, the Company repurchased ¥50.0 billion of its own shares.

Five-year trends in dividends per share are as follows:

■ Dividends per share (yen) / Dividend payout ratio (%)

2. Current State of the Company

The matters described in 2. Current State of the Company are based on the terms, forms and preparation methods that have been required for issuance of American Depositary Receipt, etc. (hereinafter referred to as U.S. "GAAP").

(1) Progress and Results of the Company's Business Activities

Operating Environment

During the current fiscal year, economic recovery from the COVID-19 pandemic has been underway worldwide. However, due to the increase of geopolitical risk stemming from the Russia-Ukraine crisis and uncertainty in the operating environment stemming from a shortage of semiconductors, volatility in crude oil prices, interest-rate and inflation, ORIX needed to exercise extreme caution in managing its various business segments. In the current fiscal year, although the business environment recovered compared to the previous fiscal year in the Real Estate segment and the Aircraft and Ships segment, ORIX's profits declined primarily due to the expanding impact of the COVID-19 pandemic on the Insurance segment and due to the deterioration of the economic environment in the ORIX USA segment and the ORIX Europe segment.

Overview of Consolidated Business Performance (April 1, 2022 to March 31, 2023)

Total revenues increased 6% to ¥2,666.4 billion compared to the previous fiscal year due to increases in services income, finance revenues and operating lease revenues despite decreases in sales of goods and real estate and gains on investment securities and dividends.

Total expenses increased 6% to ¥2,352.4 billion compared to the previous fiscal year due to increases in services expense, interest expense and selling, general and administrative expenses despite decreases in costs of goods and real estate sold and write-downs of long-lived assets.

Equity in net income of affiliates increased by ¥10.1 billion to ¥25.1 billion compared to the previous fiscal year and gains on sales of subsidiaries and affiliates and liquidation losses, net decreased by ¥160.9 billion to ¥26.9 billion compared to the previous fiscal year.

Due to the above results, income before income taxes decreased 27% to ¥367.2 billion compared to the previous fiscal year and net income attributable to ORIX Corporation shareholders decreased 13% to ¥273.1 billion compared to the previous fiscal year.

(2) Summary of Consolidated Financial Results

		Fiscal Year ended March 31,			
		2020	2021	2022	2023
Total Revenues	(millions of yen)	2,280,329	2,292,708	2,520,365	2,666,373
Operating Income	(millions of yen)	269,681	258,814	302,083	313,988
Net Income Attributable to ORIX Corporation Shareholders	(millions of yen)	302,700	192,384	312,135	273,075
Earnings Per Share					
(Basic)	(yen)	237.38	155.54	259.37	231.35
(Diluted)	(yen)	237.17	155.39	259.07	231.04
Shareholders' Equity Per Share	(yen)	2,386.35	2,487.77	2,732.88	2,868.13
Total Assets	(millions of yen)	13,067,528	13,563,082	14,270,672	15,266,191
Shareholders' Equity	(millions of yen)	2,993,608	3,028,456	3,261,419	3,356,585
ROE	(%)	10.3	6.4	9.9	8.3
ROA	(%)	2.40	1.44	2.24	1.85
Number of Employees		31,233	33,153	32,235	34,737

Note: Earnings Per Share and Shareholders' Equity Per Share are rounded to nearest hundredth of a yen. Other amounts are rounded to the nearest million yen.

(3) Summary of Principal Businesses, Principal Business Locations and Employees of ORIX (as of March 31, 2023)

Business Segment	Principal Businesses Principal Business Locations	Number of Employees
Corporate Financial Services and Maintenance Leasing	Financing and fee business, automobile and ICT-related equipment leasing and rental	5,393
	Tokyo, Osaka, Kanagawa, Aichi and Fukuoka	
Real Estate	Real estate development, rental and management, facility operation, real estate asset management	8,181
	Tokyo and Osaka	
PE Investment and Concession	Private equity investment and concession	6,913
	Tokyo	
Environment and Energy	Domestic and overseas renewable energy, electric power retailing, ESCO services, sales of solar panels and battery energy storage system, and recycling and waste management	815
	Tokyo, Osaka and Spain	
Insurance	Life insurance including medical insurance and death insurance	2,417
	Tokyo, Osaka, Kanagawa, Aichi, Fukuoka and Nagasaki	
Banking and Credit	Banking business with a focus on real estate investment loans, card loans, credit guarantees, housing loans	1,253
	Tokyo	
Aircraft and Ships	Leasing and asset management services for aircraft and ships	147
	Ireland	
ORIX USA	Finance, investment, and asset management in the Americas	1,342
	U.S.A.	
ORIX Europe	Asset management of global equity and fixed income	1,546
	Netherlands	
Asia and Australia	Finance and investment business in Asia and Australia	4,681
	Hong Kong, China, Malaysia, Indonesia and Australia	
Subtotal		32,688
Corporate		2,049
Total		34,737

Notes: 1. Number of Employees refers to the number of employees of the Company and its subsidiaries.

2. ORIX's overseas business extends across 27 countries and regions worldwide.

(4) Segment Information

Corporate Financial Services and Maintenance Leasing:

The corporate financial services business serves as a core sales platform for the Group. It provides a broad array of products and services through our nationwide sales network, including life insurance and environment and energy as well as equipment leasing and loans to corporations. In the maintenance leasing business, we provide a wide variety of rental products, including electronic measurement instruments and ICT-related equipment, and utilize our specialized expertise to offer comprehensive automobile services.

Principal Business

Financing and fee business, automobile and ICT-related equipment leasing and rental

	Year ended March 31,	
	2022	2023
Segment Profits	239.8	73.2

Billions of yen

	As of March 31, 2023
Segment Assets	1,514.1

Billions of yen

	As of March 31, 2023
Asset composition	12%

Summary of Performance

Segment profits decreased 69% to ¥73.2 billion compared to the previous fiscal year. This decrease was due to the absence of gains on sales of subsidiaries and affiliates recorded in the previous fiscal year from the sale of the business of Yayoi.

Segment assets totaled ¥1,514.1 billion, remaining relatively unchanged compared to the end of the previous fiscal year.

Real Estate:

The real estate segment develops, rents, and operates logistics centers, office buildings, commercial facilities, condominiums, and other properties, and engages in businesses such as asset management. In addition, it provides high-quality services through the operation of various facilities such as hotels, inns, and aquariums.

<u>Principal Business</u>

Real estate development, rental and management, facility operation, real estate asset management

Billions of yen

	Year ended March 31,	
	2022	2023
Segment Profits	32.0	51.5

Billions of yen

	As of March 31, 2023
Segment Assets	935.0

	As of March 31, 2023
Asset composition	7%

Summary of Performance

Segment profits increased 61% to ¥51.5 billion compared to the previous fiscal year. This increase was due to an increase in services income from operating facilities and due to the recording of a large gain on sale.

Segment assets increased 3% to ¥935.0 billion compared to the end of the previous fiscal year. This increase was due to an increase in property under facility operations and inventories.

PE Investment and Concession:

We make private equity investments, and leverage the expertise of the Group to increase the corporate value of our investees. In the concession business, we operate three airports in the Kansai area and water supply, plants for industrial waterworks, sewage, and other facilities.

Principal Business

Private equity investment and concession

Billions of yen

	Year ended March 31,	
	2022	2023
Segment Profits	(11.7)	2.7

Billions of yen

	As of March 31, 2023
Segment Assets	605.5

	As of March 31, 2023
Asset composition	5%

Summary of Performance

Segment profits increased by ¥14.4 billion to ¥2.7 billion compared to segment losses recorded in the previous fiscal year. This increase was due to the absence of write-downs of long-lived assets at a certain investee recorded in the previous fiscal year.

Segment assets increased 71% to ¥605.5 billion compared to the end of the previous fiscal year. This increase was due to the share acquisition of DHC Corporation.

Environment and Energy:

We are expanding the renewable energy business globally. As a leading company in the comprehensive environment and energy market, we operate in a wide range of energy markets such as electric power retail, energy-saving services, recycling and waste treatment, and resource recycling.

Principal Business

Domestic and overseas renewable energy, electric power retailing, ESCO services, sales of solar panels and battery energy storage system, and recycling and waste management

Billions of yen

	Year ended March 31,	
	2022	2023
Segment Profits	3.0	35.7

Billions of yen

	As of March 31, 2023
Segment Assets	773.6

	As of March 31, 2023
Asset composition	6%

Summary of Performance

Segment profits increased by ¥32.6 billion to ¥35.7 billion compared to the previous fiscal year. This increase was due to gains on the sale of shares of subsidiaries and affiliates due to the partial sale of an investee, and due to the absence of write-downs of long-lived assets recorded in the previous fiscal year.

Segment assets increased 10% to ¥773.6 billion compared to the end of the previous fiscal year. This increase was primarily due to foreign exchange effects.

Insurance:

We sell a wide range of insurance products under the concept of offering simple, easily understood products and reasonably priced coverage. These products are sold through insurance agents, financial institutions, mail-order and online sales, and face-to-face sales by our employees.

Principal Business

Life insurance including medical insurance and death insurance

Billions of yen

	Year ended March 31,	
	2022	2023
Segment Profits	53.3	38.0

Billions of yen

	As of March 31, 2023
Segment Assets	2,050.4

	As of March 31, 2023
Asset composition	16%

Summary of Performance

Despite an increase in life insurance premiums and related investment income resulting from an increase in insurance contracts, segment profits decreased 29% to ¥38.0 billion compared to the previous fiscal year. This decrease was due to an increase in life insurance costs as a result of increased payouts to policy holders.

Segment assets decreased 1% to ¥2,050.4 billion compared to the end of the previous fiscal year. This decrease was due to a decrease in investment in securities.

Banking and Credit:

The banking business focuses primarily on real estate investment loans, as well as loans related to environmental businesses. We emphasize Internet transactions to reduce operating expenses and offer customers higher interest rates on their deposits. In the credit business, in addition to card loans, we operate a credit guarantee business for unsecured loans handled by other financial institutions and a housing loan business (Flat 35).

Principal Business

Banking business with a focus on real estate investment loans, card loans, credit guarantees, housing loans

	Billions of yen	
	Year ended March 31,	
	2022	2023
Segment Profits	41.5	37.6

	Billions of yen
	As of March 31, 2023
Segment Assets	2,698.7

	As of March 31, 2023
Asset composition	22%

| Summary of Performance |

Segment profits decreased 9% to ¥37.6 billion compared to the previous fiscal year. This decrease was due to the absence of gains on investment securities and dividends in the banking business, and due to an increase in advertising expenses in the credit business.

Segment assets totaled ¥2,698.7 billion, remaining relatively unchanged compared to the end of the previous fiscal year.

Aircraft and Ships:

In the aircraft business, we lease ORIX-owned aircraft to airlines. We also provide domestic as well as overseas investors with asset management services including aircraft investment arrangement and aircraft sale and re-leasing. In the ships business, we engage in the financing of ships, management and operation of ORIX-owned ships, and ship trading and brokerage.

Principal Business

Leasing and asset management services for aircraft and ships

Billions of yen

	Year ended March 31,	
	2022	2023
Segment Profits	(2.3)	18.6

Billions of yen

	As of March 31, 2023
Segment Assets	742.9

	As of March 31, 2023
Asset composition	6%

Summary of Performance

Segment profits increased by ¥20.9 billion to ¥18.6 billion compared to segment losses recorded in the previous fiscal year. This increase was due to an increase in net income (loss) of affiliates at Avolon Holdings Limited (hereafter "Avolon") and an increase in operating leases revenues in our ships and aircraft business.

Segment assets increased 9% to ¥742.9 billion compared to the end of the previous fiscal year. This increase was primarily due to foreign exchange effects.

ORIX USA:

We operate a corporate finance business, a real estate finance business, private equity investment, and invest in securities. We also provide asset management services for these assets.

Principal Business

Finance, investment, and asset management in the Americas

Billions of yen

	Year ended March 31,	
	2022	2023
Segment Profits	75.2	49.0

Billions of yen

	As of March 31, 2023
Segment Assets	1,462.1

	As of March 31, 2023
Asset composition	12%

Summary of Performance

Despite an increase in services income, segment profits decreased 35% to ¥49.0 billion compared to the previous fiscal year. This decrease was primarily due to the absence of gains on sales of subsidiaries and affiliates recorded in the previous fiscal year.

Segment assets increased 7% to ¥1,462.1 billion compared to the end of the previous fiscal year. This increase was primarily due to foreign exchange effects.

ORIX Europe:

We offer a wide range of active asset management solutions from stocks to bonds. We also developed our first sustainable investment product in 1995 and have been a leader in sustainable investment since then.

Principal Business

Asset management of global equity and fixed income

Billions of yen

	Year ended March 31,	
	2022	2023
Segment Profits	49.3	40.7

Billions of yen

	As of March 31, 2023
Segment Assets	417.9

	As of March 31, 2023
Asset composition	3%

Summary of Performance

Segment profits decreased 18% to ¥40.7 billion compared to the previous fiscal year. This decrease was due to a decrease in services income due to a decrease in assets under management resulting from weaker market conditions.

Segment assets increased 4% to ¥417.9 billion compared to the end of the previous fiscal year. This increase was primarily due to foreign exchange effects.

Asia and Australia:

We provide local customers with machinery and equipment leasing, automobile leasing, sales finance, loans and rentals. In Greater China we also make private equity investments. Each local subsidiary is diversifying its operations using the expertise ORIX has acquired in businesses in Japan.

Principal Business

Finance and investment business in Asia and Australia

Billions of yen

	Year ended March 31,	
	2022	2023
Segment Profits	51.2	34.3

Billions of yen

	As of March 31, 2023
Segment Assets	1,395.1

	As of March 31, 2023
Asset composition	11%

Summary of Performance

Despite an increase in operating leases revenues primarily in South Korea and Australia, segment profits decreased 33% to ¥34.3 billion compared to the previous fiscal year. This decrease was due to a decrease in equity in net income (loss) of affiliates and an impairment loss in Greater China.

Despite a decrease in installment loans in Greater China, segment assets increased 7% to ¥1,395.1 billion compared to the end of the previous fiscal year. This increase was due to an increase in net investment in leases and an increase in investment in operating leases primarily in South Korea.

(5) Funding Situation (Significant factors only)

1) The funding situation

At the end of the current fiscal year, the funding of ORIX balanced at ¥7,964.9 billion composed of short/long term debts and deposits.

The borrowings from financial institutions vary in sources by major banks, regional banks, foreign banks, life insurance companies, casualty insurance companies and others. The number of our lenders was about 200 as of March 31, 2023. The funding from capital markets consist of corporate bonds, medium-term notes ("MTN"), commercial paper ("CP"), and payables under securitized assets.

For the current fiscal year, we have placed importance on lengthening the tenor of debts and carrying out measures such as dispersing the amount of repayment. We are also funded through a subordinated syndicated loan (hybrid loan). We intend to continue to strengthen our financial condition, while maintaining appropriately diverse funding.

2) Capital expenditures

In the fiscal year ended March 31, 2023, ¥446.9 billion of capital expenditures were made in operating lease investment mainly in Corporate Financial Services and Maintenance Leasing segment, Asia and Australia segment and Aircraft and Ships segment. In addition, ¥60.9 billion of capital expenditures were made in office facilities and equipment other than rental purpose facilities, mainly in solar power generation equipment and wind power generation equipment in Environment and Energy segment, hotels and Japanese inns in Real Estate segment.

3) Assignment of business, merger, company split, share acquisition and sales

No items to report.

4) Main lenders and the amount of borrowings (As of March 31, 2023)

The borrowings of ORIX are mainly made by the Company. Main lenders of ORIX at the end of the fiscal year are as follows.

Millions of yen

Lender	Outstanding Amount of Borrowings
MUFG Bank, Ltd.	704,483
Mizuho Bank, Ltd.	560,853
Sumitomo Mitsui Banking Corporation	443,494
Sumitomo Mitsui Trust Bank, Limited	270,496
Development Bank of Japan Inc.	140,746

Note: Amounts less than one million yen have been rounded off.

(6) Major Corporate Agenda

ORIX believes that providing new value to society and being a company that is needed by society is what enables a company to achieve sustainable growth. To this end, ORIX believes that it must strengthen its management base through the following initiatives.

・Promote Sustainability: In November 2021, ORIX's Board of Directors set out ESG-related material issues, focus areas and the seven key goals for ORIX Group. As part of our effort to respond to the various challenges and opportunities posed by climate change and other societal changes, we have taken steps such as conducting climate change-related scenario analysis according to the TCFD framework and disclosing the results, estimating our Scope 3 emissions, and strengthening our sustainable investing and lending framework. To help resolve social issues through our business activities, each business unit at ORIX Group is moving forward with plans to promote sustainability depending on their respective characteristics.

・Enhance risk management: We are formulating risk management policies and standards necessary for ORIX to achieve its management strategy and are creating mechanisms to continuously improve the effectiveness of structures and internal control systems for that purpose. In addition, we are making ongoing efforts to develop and enhance the operation of the system that can appropriately identify, evaluate, control, and manage risks.

・Strengthen information security and promote digital transformation: We are promoting the digitalization of operations and strengthening the security of digitized management information. In the next step, we are considering effective uses for the massive transactional data accumulated over the years, leveraging information technology to expand existing businesses and launch new ones.

Reference: Sustainability at ORIX

Since our founding, contributing to society by creating new value through our business activities has been fundamental to ORIX. It is crucial to provide new value to society while consistently being needed by society, and the profit that results enables companies to experience sustainable growth.

We believe operating with an awareness of sustainability is fundamental to corporate activities and to the survival of enterprises amid constant economic, social, and environmental change. Based on these views, ORIX endeavors to accurately assess and identify opportunities and risks arising from economic, social, and environmental shifts in order to work with our stakeholders and society at large to contribute to the economic development and sustainable growth of the global community, and to incorporate these opportunities and risks into our corporate management.

◇ ESG-related "Material Issues" and "Key Goals"

ORIX set ORIX Group-wide ESG-related "Material Issues" and "Key Goals" in November 2021 to accelerate the promotion of sustainability across ORIX Group. We are currently engaged in various initiatives aimed at resolving the issues and achieving the goals.

◇ Contributing to Social Themes Through Our Business Activities

ORIX endeavors to actively address social themes and needs while providing its own unique value based on the commitment to contribute to society through business activities.

Corporate Financial Services	Business succession support for SMEs and championing decarbonization
Auto	Introduction and provision of vehicles that offer superior environmental performance through auto leasing and rental business
Rentec	Robot and drone rental business
Real Estate	Decarbonization, eliminating plastic and reduction in waste at owned or managed properties
PE Investment and Concession	Concession business that supports regional infrastructure
Environment and Energy	Renewable energy power generation business, and waste recycling and waste disposal support business
Insurance	Customer-oriented products and services in an age where more and more people will live to be 100
Banking	Investing in the development of environment-friendly condominiums
Credit	Loan business with a focus on the customer's perspective
Aircraft and Ships	Environmental consideration in aircraft operating leasing and in ship investment (ownership and operation)
ORIX USA	Measures to support affordable housing
ORIX Europe	Asset management that integrates ESG elements
Asia and Australia	Reduction of credit balances with adverse environmental impacts

For more information regarding sustainability at the ORIX group, please refer to the Company's website:

https://www.orix.co.jp/grp/en/sustainability/

(7) Significant Parent Company, Subsidiaries and Affiliates

    1) Parent company

        No items to report.

    2) Significant subsidiaries (As of March 31, 2023)

Business Segment	Company Name	Capital (millions of yen unless stated otherwise)	ORIX Voting Power ratios (%)		Principal Businesses
Corporate Financial Services and Maintenance Leasing	ORIX Auto Corporation	500	100		Automobile Leasing, Rental, Car Sharing and Sales of Used Automobiles
	ORIX Rentec Corporation	730	100		Rental and Leasing of Test and Measurement Instruments and ICT-Related Equipment
Real Estate	ORIX Real Estate Corporation	200	100		Real Estate Investment, Development, Rental, Facility Operation and Management
	ORIX Real Estate Investment Advisors Corporation	50	100		Real Estate Investment and Advisory Services
	ORIX Asset Management Corporation	100	100		Asset Management of J-REIT
	DAIKYO INCORPORATED	100	100	(100)	Housing Development and Sales, Redevelopment
Environment and Energy	Elawan Energy S.L.	EUR192,947 thousand	100	(100)	Development and Operation of Wind and Solar Power Generation
Insurance	ORIX Life Insurance Corporation	59,000	100		Life Insurance
Banking and Credit	ORIX Bank Corporation	45,000	100		Banking
	ORIX Credit Corporation	4,800	100		Consumer Finance Services
Aircraft and Ships	ORIX Aviation Systems Limited	USD23,100 thousand	100		Aircraft Leasing, Aircraft Asset Management
ORIX USA	ORIX Corporation USA	USD525,017 thousand	100		Financial Services
ORIX Europe	ORIX Corporation Europe N.V.	EUR4,538 thousand	100		Asset Management
Asia and Australia	ORIX Asia Limited	HKD14,000 thousand USD29,200 thousand	100		Leasing, Automobile Leasing, Lending, Banking
	ORIX Leasing Malaysia Berhad	RM68,381 thousand	100		Leasing, Lending
	PT. ORIX Indonesia Finance	IDR420,000 million	85		Leasing, Automobile Leasing
	ORIX Australia Corporation Limited	AUD30,000 thousand	100		Automobile Leasing and Truck Rentals
	ORIX (China) Investment Co., Ltd.	RMB1,990,008 thousand	100		Leasing, Equity Investment, Other Financial Services
	ORIX Capital Korea Corporation	KRW181,310 million	100	(2)	Automobile Leasing, Leasing, Lending
	ORIX Auto Leasing Taiwan Corporation	TWD100 million	100		Automobile Leasing

Notes: 1. ORIX Voting Power ratios are rounded down to the nearest whole figures. The figures in the ( ) are the indirect holding ratios.

      2. Capital amounts are rounded down to millions of yen. (Foreign currency amounts are rounded down to the displayed unit.)

3) Specified subsidiaries

No items to report.

4) Significant affiliates (As of March 31, 2023)

The significant affiliates were Avolon (30% owned through ORIX Aviation Systems Limited), the aircraft leasing company in Aircraft and Ships segment, and Kansai Airports (40% owned), the airport operating company in PE Investment and Concession segment.

(8) Fundamental Policy Regarding Shareholders with Controlling Interest

The Company does not currently have a fundamental policy with regard to measures in response to shareholders with sufficient voting rights to give them control over corporate management. Moreover, the Company does not currently have takeover defense measures.

The Company plans to proceed with prudent consideration of this issue in light of changes in relevant laws and regulations and in the operating environment, with the intent of taking related measures, if necessary.

(9) Other Significant Matters

No items to report.

3. Stock Information (As of March 31, 2023)

(1) Total Number of Shares Authorized: 2,590,000,000 shares

(2) Total Number of Shares Issued: 1,234,849,342 shares

Note: At the Board of Directors meeting held on October 28, 2019, the Company approved a policy regarding cancellation of treasury stock under which, in principle, the Company shall maintain a total number of treasury stock equal to approximately 5% of the total number of shares issued (at maximum) and shall cancel the shares exceeding such amount. In accordance with this policy, the Company cancelled 23,427,745 shares on January 20, 2023.

(3) Number of Shareholders: 852,475

(4) Major Shareholders (Top 10)

Name	Number of Shares Held (Thousands)	Percentage of Total Shares Issued (%)
The Master Trust Bank of Japan, Ltd. (Trust Account)	255,019	21.73
Custody Bank of Japan, Ltd. (Trust Account)	96,043	8.18
SSBTC CLIENT OMNIBUS ACCOUNT	22,360	1.90
CITIBANK, N.A.-NY, AS DEPOSITARY BANK FOR DEPOSITARY SHARE HOLDERS	21,989	1.87
STATE STREET BANK WEST CLIENT-TREATY 505234	20,885	1.78
JPMorgan Securities Japan Co., Ltd.	16,201	1.38
SMBC Nikko Securities Inc.	16,044	1.36
JP MORGAN CHASE BANK 385781	15,547	1.32
BNYM AS AGT/CLTS NON TREATY JASDEC	14,477	1.23
STATE STREET BANK AND TRUST COMPANY 505223	11,031	0.94

Notes: 1. Numbers of shares held are rounded down to the nearest thousand.

2. Percentages of total shares issued are rounded down to the second decimal place.

3. In addition to the above, the Company holds 61,742 thousand shares of treasury stock, and the total number of shares issued includes the treasury stock. Pursuant to Article 308, Paragraph 2 of the Companies Act, these shares have no voting rights. The percentages of total shares issued above are calculated excluding the treasury stock (61,742 thousand shares).

(5) Shares Delivered to Directors and Executive Officers as Consideration for Their Execution of Duties During Fiscal 2023
    Details of shares delivered during fiscal 2023 are as follows.
・Total Number of Shares Delivered to Directors and Executive Officers by Position

Position	Number of shares	Number of grantees
Outside Directors	7,300 shares	1
Executive Officers	22,000 shares	1
Total	29,300 shares	2

Notes: 1. The Company has introduced a share-based compensation system for its Directors and Executive Officers, etc., and delivers shares of the Company's stock to retiring Directors and retiring Executive Officers through the Director Compensation BIP (Board Incentive Plan) Trust. Points based on the Company's prescribed criteria are granted annually to eligible Directors and Executive Officers, and the accumulated points are converted into one common share per point and delivered upon retirement.

2. The number of shares delivered in the aforementioned list shows the actual number of shares delivered to one Outside Director and one Executive Officer who retired during fiscal 2023, after deducting the shares partially disposed of in exchange for tax payment from the accumulated points in accordance with the guidelines established by the Compensation Committee. The total number of shares disposed of in exchange for cash by position is as follows.

Outside Directors   3,200 shares
Executive Officers   26,916 shares

3. For details of compensation for Directors and Executive Officers, please refer to the column headed "(3) Compensation in Fiscal 2023" under "4. Directors and Executive Officers" below.

(6) Other Significant Matters Relating to Shares
    No items to report.

Basic Policy on Corporate Governance

ORIX believes that a robust corporate governance system is a vital element of effective and enhanced management and has established sound and transparent corporate governance to carry out appropriate business activities in line with Management's Basic Policy and to ensure objective management.

The Company' s Corporate Governance System is characterized by the following four points:

- separation of execution and supervision through a "Company with Nominating Committee, etc." board model;
- Nominating, Audit and Compensation Committees composed entirely of outside directors;
- all outside directors satisfying "Requirements for Independent Directors" (Please refer to Proposal 1, "Election of Eleven (11) Directors" in the reference documents for the General Meeting of Shareholders); and
- all outside directors being highly qualified in their respective fields.

A diagram outlining the Company's Corporate Governance System as of March 31, 2023 is as follows.


General Meeting of Shareholders
Appointment or dismissal of Directors
Management / Supervision
Board of Directors
6 Outside Directors
5 Internal Directors
Nominating Committee
The committee decides the candidates for Directors
Compensation Committee
The committee decides the compensation for Directors and Executive Officers
Audit Committee
The committee monitors the operational execution of Directors/Executive Officers
Reporting
Independent Public Accountants
Supervision
Execution of Operations Framework*
Financial Auditing

* Please refer to the next page for the Execution of Operations Framework.

For details on attendance by directors at Board of Directors meetings and the structure and activities of the three committees, please refer to "ORIX Corporate Governance" in the "Information Materials for the 60th Annual General Meeting of Shareholders."

Internal Control System of ORIX

A diagram outlining ORIX's "Framework for Securing the Adequacy of ORIX Business Procedures (Internal Control System)" is as follows.

Regarding the outline of the resolution on the Basic policy on the internal control system in accordance with Article 416 of the Companies Act and the operation thereof, please refer to "ORIX Corporate Governance - 3. Internal Control System of ORIX"in the "Information Materials for the 60th Annual General Meeting of Shareholders."



Management / Supervision
The Board of Directors
Nominating Committee
Compensation Committee
Audit Committee
Audit Committee Secretariat
Delegation of execution
Audit
Report
Report
Cooperation
Execution of operations
Executive Committee
Investment and Credit Committee
Information Technology Management Committee
Sustainability Committee
(Organs responsible for execution of operations) CEO and Executive Officers
Disclosure Committee
Business Unit Strategy Meeting
Group Executive Officer Committee
Execution
Business units (including subsidiaries)
Monitoring
Internal control-related functions (Departments in charge of Group management)
Internal audit department
Audit
Whistleblower channels

4. Directors and Executive Officers
(1) Directors

(As of March 31, 2023)

Name	Current Positions (on Committees)	Significant Concurrent Position(s)
Makoto Inoue		
Shuji Irie		
Satoru Matsuzaki		
Yoshiteru Suzuki		
Stan Koyanagi		
Michael Cusumano	Compensation Committee	Deputy Dean and Professor, Faculty of Management, Sloan School of Management at Massachusetts Institute of Technology Member of the Board of Directors (Outside Directors), Multitude SE
Sakie Akiyama	Nominating Committee (Chairperson)	Founder, Saki Corporation Member of the Board of Directors (Outside Directors), Sony Group Corporation Member of the Board of Directors (Outside Directors), JAPAN POST HOLDINGS Co., Ltd. Member of the Board of Directors (Outside Directors), Mitsubishi Corporation
Hiroshi Watanabe	Compensation Committee (Chairperson), Nominating Committee	President, Institute for International Monetary Affairs Member of the Board of Directors (Outside Directors), Mitsubishi Materials Corporation
Aiko Sekine	Audit Committee (Chairperson), Nominating Committee	Professor, Faculty of Commerce, Waseda University Trustee, International Valuation Standards Council Advisor of Japanese Institute of Certified Public Accountants Outside Audit & Supervisory Board Member, Sumitomo Riko Company Limited Outside Audit & Supervisory Board Member, IHI Corporation
Chikatomo Hodo	Compensation Committee, Audit Committee	Member of the Board of Directors (Outside Directors), Konica Minolta Inc Member of the Board of Directors (Outside Directors), Mitsubishi Chemical Group Corporation
Noriyuki Yanagawa	Audit Committee	Professor, Faculty of Economics of Graduate School of Economics at the University of Tokyo

Notes: 1. Makoto Inoue, Shuji Irie, Satoru Matsuzaki, Yoshiteru Suzuki and Stan Koyanagi also serve as Executive Officers.
2. Michael Cusumano, Sakie Akiyama, Hiroshi Watanabe, Aiko Sekine, Chikatomo Hodo and Noriyuki Yanagawa are Outside Directors. Appointment of Independent Directors is mandated by Tokyo Stock Exchange, Inc. to protect the interests of general shareholders; all the Company's Outside Directors are registered as Independent Directors.
3. Noriyuki Yanagawa was newly elected as Director at the 59th Annual General Meeting of Shareholders held on June 24, 2022.
4. Aiko Sekine is qualified as a certified public accountant and possesses considerable knowledge relating to finance and accounting.
5. For details of significant concurrent positions held by Directors who also serve as Executive Officers, please refer to the column headed Significant Concurrent Position(s) under (2) below.
6. The Company does not have full-time audit committee member based on the evaluation that the effectiveness of the audit by the audit committee is assured by the following measures:
a - upon assignment by the Appointed Audit Member, the executive officer in charge of the Internal Audit Department of the Company attends important ORIX meetings and reports necessary information to the Audit Committee in a timely manner; and
b - based on the annual audit plan approved by the Audit Committee, the Internal Audit Department of the Company conducts internal audits and reports results and status of improvements to the Audit Committee.
7. Name on the family register of Aiko Sekine is Aiko Sano.

(2) Executive Officers

(As of March 31, 2023)

Position(s)	Name	Responsibilities	Significant Concurrent Position(s)
Representative Executive Officer, President	Makoto Inoue	Chief Executive Officer Responsible for Group Strategy Business Unit	
Senior Managing Executive Officer	Shuji Irie	Head of Investment and Operation Headquarters	
Senior Managing Executive Officer	Satoru Matsuzaki	Head of Corporate Business Headquarters	Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation
Senior Managing Executive Officer	Yoshiteru Suzuki	President and Chief Executive Officer, ORIX Corporation USA	
Senior Managing Executive Officer	Stan Koyanagi	Global General Counsel Responsible for Legal Function Unit	
Senior Managing Executive Officer	Yasuaki Mikami	Responsible for Corporate Function Unit Responsible for Work Style Reform	
Managing Executive Officer	Hidetake Takahashi	Head of Energy and Eco Services Headquarters	Director, Ubiteq, INC.
Executive Officer	Hitomaro Yano	Corporate Function Unit Responsible for Treasury, Accounting, Corporate Planning, Investor Relations and Sustainability	
Executive Officer	Toyonori Takahashi	Group Kansai Representative Responsible for MICE-IR Office Responsible for Real Estate Sales Department	Senior Managing Executive Officer, ORIX Real Estate Corporation
Executive Officer	Michio Minato	Group Strategy Business Unit	President, ORIX Baseball Club Co., Ltd.
Executive Officer	Tetsuya Kotera	Deputy Head of Corporate Business Headquarters	
Executive Officer	Eiji Arita	Deputy Head of Corporate Business Headquarters	Director, Kanamoto Co., Ltd. (Outside)
Executive Officer	Seiichi Miyake	Deputy Head of Investment and Operation Headquarters	
Executive Officer	Tomoko Kageura	Corporate Function Unit Responsible for Corporate legal affairs	
Executive Officer	Nobuki Watanabe	Group Strategy Business Unit Responsible for CEO's Office and New Business	
Executive Officer	Hiroyuki Ido	Responsible for Group Internal Audit Department	
Executive Officer	Kiyoshi Habiro	Responsible for ORIX Europe and Robeco Group	Chief Executive Officer, ORIX Corporation Europe N.V.
Executive Officer	Ryujiro Tokuma	Head of Global Transportation Services Headquarters	
Executive Officer	Hao Li	Responsible for Greater China Group	
Executive Officer	Ikuo Nakamura	Group Strategy Business Unit Responsible for Credit and Investment Management	

Position(s)	Name	Responsibilities	Significant Concurrent Position(s)
Executive Officer	Tomohiko Ishihara	Corporate Function Unit Responsible for Human Resources, Corporate Administration and Corporate Communications Responsible for Secretariat of The Board of Directors	
Executive Officer	Takashi Otsuka	Group Strategy Business Unit Deputy Head of Credit and Investment Management	
(Retired on December 31, 2022)			
Executive Officer	Yasuhiro Tsuboi	Head of Credit and Investment Management Headquarters	

Notes: 1. Makoto Inoue, Shuji Irie, Satoru Matsuzaki, Yoshiteru Suzuki and Stan Koyanagi also serve as Directors.

2. Ikuo Nakamura, Tomohiko Ishihara and Takashi Otsuka assumed the post of Executive Officer during fiscal 2023.

3. Name on the family register of Tomoko Kageura is Tomoko Kanda.

(3) Compensation in Fiscal 2023

1) Matters relating to the policy regarding amount and calculation of compensation for Directors and Executive Officers

The Company decides its compensation policy for fiscal 2023 by means of its Compensation Committee comprising Outside Directors.

ORIX's business objective is to increase shareholder value over the medium- to long-term. ORIX believes in the importance of each Director's and Executive Officer's responsibly performing his or her duties and cooperation among different business units in order to achieve continued growth of ORIX.

The Compensation Committee believes that in order to accomplish such business objectives, Directors and Executive Officers should place emphasis not only on performance during the current fiscal year, but also on medium- to long-term results. Accordingly, under the basic policy that compensation should provide effective incentives. ORIX takes such factors into account when making decisions regarding the compensation system and compensation levels for Directors and Executive Officers.

In light of this basic policy, the Compensation Committee therefore established the following compensation policies in accordance with the responsibilities of Directors and Executive Officers, based on the resolution at the Compensation Committee meeting held on June 24, 2022.

From April 1, 2022 through March 31, 2023, the Compensation Committee met four times, and the attendance rate of committee members for all of these meetings was 100%. The Compensation Committee conducts a comprehensive review, including confirming whether the specific compensation, etc. for individual Directors and Executive Directors is consistent with the following compensation policies, determines the compensation after verifying that the level of compensation is appropriate based on third-party research reports on Director compensation and other information, and judges whether the compensation is in line with the following compensation policies.

Compensation Policy for Directors

• The compensation policy for Directors who are not also Executive Officers aims for composition of compensation that is effective in maintaining supervisory and oversight functions of Executive Officers' performance in business operations, which is the main duty of Directors. Specifically, ORIX's compensation structure for Directors consists of fixed compensation and share-based compensation.

• Fixed compensation is, in principal, a certain amount that is added to the compensation of the chairperson and member of each committee.

• Share-based compensation reflecting medium- to long-term performance is granted at the time of retirement in the form of ORIX's shares, which is calculated based on the number of points earned and accumulated by the individual while in office until the end of his or her directorship.

• In addition, the Company strives to maintain a competitive level of compensation with Director compensation according to the role fulfilled, and receives third-party research reports on Director compensation for this purpose.

Compensation Policy for Executive Officers

- The compensation policy for Executive Officers, including those who are also Directors, aims for a level of compensation that is effective in maintaining business operation functions, while also incorporating a component that is linked to current period business performance. Specifically, ORIX's compensation structure for Executive Officers consists of fixed compensation, performance-linked compensation, and share-based compensation. The basic policy is a ratio of 1:1:1 for these components.
- Fixed compensation is decided for each individual based on a standard amount for each position.
- For Executive Officers, compensation linked to business performance for fiscal 2023 uses the level of achievement of the consolidated net income growth target as a company-wide performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 200% while, at the same time, using the level of achievement of the target of the division for which the relevant Executive Officer was responsible as a division performance indicator, adjusting 50% of the position-based standard amount within the range of 0% to 300%. In the case of the Representative Executive Officers, the consolidated net income growth target is used as a sole performance indicator, adjusting the standard amount within the range of 0% to 200%. These performance indicators are selected based on the Company's medium-term management targets.
- Share-based compensation reflecting medium- to long-term performance is granted as a certain number of points based on a standard amount for each position while in office, and the amount of the payment is decided according to the share price at the time of an individual executive officer's retirement.
- In addition, based on third-party compensation research reports, the Company strives to maintain a competitive level of compensation with Executive Officer compensation functioning as an effective incentive.

[Composition Ratio of Compensation]

Fixed compensation (1)	Performance-linked compensation (annual bonus) (1)	Share-based compensation (1)

[Method for Calculating Performance-linked Compensation (Annual Bonus)] (Excludes Representative Executive Officers)



Performance-linked compensation (annual bonus)	=	Position-based standard amount (50%)	×	Company-wide performance indicator (variable: 0% to 200%)
		Position-based standard amount (50%)	×	Division performance indicator (variable: 0% to 300%)

Notes: 1. The compensation for Executive Officers based in overseas subsidiaries and Executive Officers with a high degree of specialization, etc., is decided upon deliberation for each individual and in consideration of the local compensation system and level, and specialization.

2. For performance-linked compensation (annual bonus), the level of achievement of the target of the division for which the relevant Executive Officer was responsible is determined through a comprehensive evaluation that takes into account qualitative factors (target difficulty, performance, preparation for the future, status of ESG initiatives etc.), centered on the annual growth rate of the performance of the relevant division for the fiscal year under review.

3. The Company's share-based compensation system is a system in which a fixed amount of points is annually allocated to Directors and Executive Officers based upon prescribed standards while in office, and ORIX shares are granted through a trust based on the number of accumulated points at the time of retirement. However, the Compensation Committee does not specify the length of time that shares purchased under this system must be held. In addition, if it is determined that a Director or Executive Officer engaged in serious inappropriate conduct while in office that could cause damage to the Company, the Compensation Committee may restrict the payment of share-based compensation.

2) Total amount of compensation for Directors and Executive Officers

(Year ended March 31, 2023)

Position	Fixed compensation		Performance-linked compensation (planned)		Share component of compensation		Total compensation	
	Number of People	Amount Paid (Millions of yen)	Number of People	Amount Paid (Millions of yen)	Number of People	Amount Paid (Millions of yen)	Number of People	Amount Paid (Millions of yen)
Directors (Outside Directors)	7 (7)	106 (106)	-	-	7 (7)	20 (20)	7 (7)	126 (126)
Executive Officers	23	579	23	500	23	629	23	1,709
Total	30	686	23	500	30	649	30	1,836

Notes:
1. The number of people and amounts paid in the table above include one Outside Director and one Executive Officer who retired during fiscal 2023. As of March 31, 2023, there were 11 Directors (including six Outside Directors) and 22 Executive Officers (including those serving concurrently as Directors and Executive Officers).
2. In fiscal 2023, no persons serving concurrently as Directors and Executive Officers were remunerated as Directors. The total compensation figure for the five people serving concurrently as Directors and Executive Officers is shown in the Executive Officers line.
3. The actual indicators for the performance-linked compensation (annual bonus) in the table presented earlier are as follows.
   • Company-wide performance indicator
   To support the achievement of medium-term management targets, the Compensation Committee sets milestones for annual growth rate related to consolidated net income. The level of achievement of this milestone was 87%.
   • Division performance indicator
   Division performance targets are based on Company-wide performance targets. The level of achievement of division performance targets among the 22 responsible Executive Officers (comprehensive evaluation including qualitative aspects) ranged from 0% to 150%, with a median of 100%.
4. The share component of the compensation system is a system in which Directors and Executive Officers are awarded a prescribed number of points during their period of service, and at the time of retirement, ORIX's shares are delivered through a trust to them in accordance with the number of points they have accumulated. The amount paid listed in the table above is calculated by multiplying the number of points confirmed to be provided as the portion for fiscal 2023 by the stock market price paid by the trust when ORIX's shares were acquired (¥1,740.27 per share).
   The actual total amount of the share component of compensation paid in fiscal 2023 was ¥103 million paid to one Outside Director and one Executive Officer who retired during fiscal 2023.
5. The Company did not provide stock options in the form of stock acquisition rights in fiscal 2023.
6. Figures shown are rounded down to the nearest million yen.

* Please refer to the following Company's website for the further details of compensation for Directors and Executive Officers.

Form 20-F (US SEC Filings): https://www.orix.co.jp/grp/en/ir/library/

(4) Matters Relating to Directors and Executive Officers Who Retired or Were Dismissed During Fiscal 2023

For details of the executive officers who retired during the fiscal year ended March 31, 2023, refer to "(2) Executive Officers" above.

(5) Outside Directors

    1) Significant concurrent positions

        Please refer to "(1) Directors" above in the column entitled Significant Concurrent Position(s). There are no significant matters to be disclosed concerning relationships between the Company and the other entities at which the Outside Directors have significant concurrent positions.

    2) Relationship with the Company or specially related business entities of the Company

        To the Company's knowledge, the Outside Directors have never been a spouse or other relative within the third degree of relationship of any persons executing business, etc. of the Company or its specially related business entities.

    3) Main activities

Name	Status of attendance at Board of Directors meetings and meetings of three committees held in the fiscal year ended March 31, 2023	Summary of duties performed for the expected role / Statements made at Board of Directors meetings and meetings of three committees
Michael Cusumano	Attended 8 of 8 meetings of the Board of Directors Attended 4 of 4 meetings of the Compensation Committee	As a global authority on business strategy and technology management, he sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as an expert in technology. He also contributed to the Compensation Committee's deliberations on compensation for Directors and Executive Officers from a variety of perspectives, including comparative analyses with global companies.
Sakie Akiyama	Attended 8 of 8 meetings of the Board of Directors Attended 6 of 6 meetings of the Nominating Committee	She sufficiently fulfilled her role in providing highly effective supervision of the Company's management from an independent and objective standpoint, by utilizing her extensive experience and expertise as a corporate manager. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in corporate management. In addition, as chairperson of the Nominating Committee, she played a leading role in deliberating on the composition of the Board of Directors and Executive Officers appropriate for the Company's business development, as well as on the succession plan.
Hiroshi Watanabe	Attended 8 of 8 meetings of the Board of Directors Attended 6 of 6 meetings of the Nominating Committee Attended 3 of 3 meetings of the Compensation Committee since he became a committee member Attended 3 of 3 meetings of the Audit Committee when he was a committee member	He sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of domestic and international finance and economics. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as an expert in finance, economics and corporate management. In addition, as chairperson of the Compensation Committee, he played a leading role in deliberating on the compensation system and compensation levels for Directors and Executive Officers in order to enhance its function as a medium- and long-term incentive.

Name	Status of attendance at Board of Directors meetings and meetings of three committees held in the fiscal year ended March 31, 2023	Summary of duties performed for the expected role / Statements made at Board of Directors meetings and meetings of three committees
Aiko Sekine	Attended 8 of 8 meetings of the Board of Directors Attended 6 of 6 meetings of the Nominating Committee Attended 14 of 14 meetings of the Audit Committee	As an expert in accounting, she sufficiently fulfilled her role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing her extensive and specialized knowledge. She proactively expressed her opinions and made proposals at meetings of the Board of Directors, mainly from her perspective as an expert in accounting and finance. In addition, as chairperson of the Audit Committee, she played a leading role in deliberating on the effectiveness of the Company's internal control system by receiving regular reports from the Internal Audit Department, as well as from internal control-related functions and the Accounting Auditors.
Chikatomo Hodo	Attended 8 of 8 meetings of the Board of Directors Attended 4 of 4 meetings of the Compensation Committee Attended 13 of 14 meetings of the Audit Committee	He sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of corporate management and digital business. He proactively expressed his opinions and made proposals at meetings of the Board of Directors, mainly from his perspective as a manager based on his extensive experience and extensive experience in digital business. In addition, he also contributed to the Audit Committee's deliberations on the effectiveness of the Company's internal control system from a variety of perspectives, including changes in the domestic and overseas environment surrounding corporate management.
Noriyuki Yanagawa	Attended 6 of 6 meetings of the Board of Directors since he became a committee member Attended 11 of 11 meetings of the Audit Committee since he became a committee member	He sufficiently fulfilled his role in providing highly effective supervision of the Company's management from an independent and objective standpoint by utilizing his extensive and specialized knowledge of the domestic and overseas finance and economics surrounding corporate management. He proactively expressed his opinions and made proposals at meetings of the Board of Directors from his perspective as an expert in corporate strategy, based on his deep academic understanding. In addition, he also contributed to the Audit Committee's deliberations on the effectiveness of the Company's internal control system from a variety of perspectives, as a specialist in economic and fiscal policy.

4) Agreement limiting liability

The Company has executed an agreement with each Outside Director, which will limit his/her liability for damages under Article 423, Paragraph 1 of the Companies Act (so-called "Agreement limiting liability"), pursuant to Article 427, Paragraph 1 of the Companies Act. The maximum amount of liabilities provided in such agreement is equal to the Minimum Liability Amount set forth in Article 425, Paragraph 1 of the Companies Act. The Company has not executed the said agreement with the accounting auditor.

5) Total amount of compensation to Outside Directors for the fiscal year ended March 31, 2023

The total amount of compensation to Outside Directors is the same as the amount paid in the column entitled Total compensation for Directors of (3) 2) above. No compensation is received from subsidiaries of the Company.

6) Statements or objections from Outside Directors about the above description of the Outside Directors

There are no specific statements or objections from the Outside Directors about the details of matters stated in 1)–5) above.

(6) Overview of Directors and Officers Liability Insurance Policy

The Company has entered into a directors and officers liability insurance (D&O Insurance) contract with an insurance company, as stipulated in Article 430-3, Paragraph 1 of the Companies Act, that insures all of the Members of the Board of Directors, Executive Officers and management level personnel of the Company, and officers, etc. of subsidiaries.

The insurance premium is paid in full by the Company, and there is no insurance premium burden for the insured.

The insurance contract covers damages that may occur when the officers, etc. above are liable for the execution of their duties or receive claims related to the pursuit of such responsibilities. However, there are certain reasons for exemption from liability, such as non-payment of insurance claims in cases of claims for damages due to intentional fraud, unlawful action, omission, etc. and claims for damages resulting from illegally gaining profits or benefits.

(7) Other Significant Matters Concerning Directors and Executive Officers (including persons appointed after the closing day of the fiscal year ended March 31, 2023)

No items to report.

CONSOLIDATED BALANCE SHEET (U.S. GAAP)
AS OF MARCH 31, 2023
ORIX Corporation and Subsidiaries

	Millions of yen
ASSETS	
Cash and Cash Equivalents	1,231,860
Restricted Cash	135,048
Net Investment in Leases	1,087,563
Installment Loans	3,877,602
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2023 ¥197,041 million	
Allowance for Credit Losses	(64,723)
Investment in Operating Leases	1,537,178
Investment in Securities	2,940,858
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2023 ¥22,874 million	
The amounts which are associated to available-for-sale debt securities are as follows:	
March 31, 2023	
Amortized Cost ¥2,488,858 million	
Allowance for Credit Losses ¥(144) million	
Property under Facility Operations	620,994
Investment in Affiliates	1,000,704
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2023 ¥2,511 million	
Trade Notes, Accounts and Other Receivable	441,803
Inventories	169,021
Office Facilities	253,649
Other Assets	2,034,634
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2023 ¥4,676 million	
Total Assets	**15,266,191**

Note: The assets of consolidated variable interest entities (VIEs) that can be used only to settle obligations of those VIEs are below:

	Millions of yen
ASSETS	
Cash and Cash Equivalents	3,544
Installment Loans (Net of Allowance for Credit Losses)	214,118
Investment in Operating Leases	65,314
Property under Facility Operations	159,991
Investment in Affiliates	50,406
Other	73,093
Total Assets	**566,466**

	Millions of yen
LIABILITIES AND EQUITY	
Liabilities:	
Short-term Debt	508,796
Deposits	2,246,345
Trade Notes, Accounts and Other Payable	366,851
Policy Liabilities and Policy Account Balances	2,065,366
The amount which is measured at fair value by electing the fair value option is as follows:	
March 31, 2023 ¥163,734 million	
Income Taxes:	
Current	25,199
Deferred	359,582
Long-term Debt	5,209,723
Other Liabilities	1,056,084
Total Liabilities	**11,837,946**
Redeemable Noncontrolling Interests	**945**
Commitments and Contingent Liabilities	
Equity:	
Common Stock	221,111
Additional Paid-in Capital	233,169
Retained Earnings	3,031,942
Accumulated Other Comprehensive Income (Loss)	(8,381)
Treasury Stock, at Cost	(121,256)
Total ORIX Corporation Shareholders' Equity	3,356,585
Noncontrolling Interests	**70,715**
Total Equity	**3,427,300**
Total Liabilities and Equity	**15,266,191**

Note: The liabilities of consolidated VIEs for which creditors (or beneficial interest holders) do not have recourse to the general credit of the Company and its subsidiaries are below:

	Millions of yen
LIABILITIES	
Trade Notes, Accounts and Other Payable	1,436
Long-term Debt	349,528
Other	26,971
Total Liabilities	**377,935**

CONSOLIDATED STATEMENT OF INCOME (U.S. GAAP)
FOR THE YEAR ENDED MARCH 31, 2023

	Millions of yen
Revenues :	
Finance Revenues	317,612
Gains on Investment Securities and Dividends	32,430
Operating Leases	499,541
Life Insurance Premiums and Related Investment Income	494,070
Sales of Goods and Real Estate	392,569
Services Income	930,151
Total Revenues	**2,666,373**
Expenses :	
Interest Expense	127,618
Costs of Operating Leases	336,987
Life Insurance Costs	398,916
Costs of Goods and Real Estate Sold	333,009
Services Expense	571,127
Other (Income) and Expense	14,445
Selling, General and Administrative Expenses	559,406
Provision for Credit Losses	7,756
Write-Downs of Long-Lived Assets	2,297
Write-Downs of Securities	824
Total Expenses	**2,352,385**
Operating Income	**313,988**
Equity in Net Income of Affiliates	25,091
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses, Net	26,915
Bargain Purchase Gain	1,174
Income Before Income Taxes	**367,168**
Provision for Income Taxes	87,500
Net Income	**279,668**
Net Income Attributable to the Noncontrolling Interests	**6,561**
Net Income Attributable to the Redeemable Noncontrolling Interests	**32**
Net Income Attributable to ORIX Corporation Shareholders	**273,075**

Independent Auditor's Report

May 16, 2023

To the Board of Directors of ORIX Corporation:

KPMG AZSA LLC
Tokyo Office, Japan

Hidetoshi Fukuda (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Shin Suzuki (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Ryohei Kashiwaba (Seal)
Designated Limited Liability Partner
Engagement Partner
Certified Public Accountant

Opinion

We have audited the consolidated financial statements, which comprise the consolidated balance sheet, the consolidated statement of income, the consolidated statement of changes in equity and the related notes of ORIX Corporation and its consolidated subsidiaries (collectively referred to as "the Group"), as at March 31, 2023 and for the year from April 1, 2022 to March 31, 2023 in accordance with Article 444-4 of the Companies Act.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position and the results of operations of the Group for the period, for which the consolidated financial statements were prepared, in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Japan, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The other information comprises the business report and its supplementary schedules. Management is responsible for the preparation and presentation of the other information. The audit committee is responsible for overseeing the executive officers' and directors' performance of their duties with regard to the design, implementation and maintenance of the reporting process for the other information.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.

We have nothing to report in this regard.

Responsibilities of Management and The Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies

Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles.

The audit committee is responsible for overseeing the executive officers' and directors' performance of their duties with regard to the design, implementation and maintenance of the Group's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with auditing standards generally accepted in Japan will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of our audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

・Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

・Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, while the objective of the audit is not to express an opinion on the effectiveness of the Group's internal control.

・Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

・Conclude on the appropriateness of management's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

・Evaluate whether the presentation and disclosures in the consolidated financial statements are in accordance with the accounting principles prescribed by the second sentence of Article 120-1 of the Ordinance of Companies Accounting, as applied mutatis mutandis pursuant to Article 120-3-3 of the said Ordinance, that prescribes some omissions of disclosure items required under U.S. Generally Accepted Accounting Principles, the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

・Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, among other matters, the planned scope and timing of the audit, significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Interest required to be disclosed by the Certified Public Accountants Act of Japan

Our firm and its engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Reader of Independent Auditor's Report:

The Independent Auditor's Report herein is the English translation of the Independent Auditor's Report as required by the Companies Act at the Group's responsibility.

(English Translation of the Audit Committee's Report Originally Issued in the Japanese Language)

Audit Committee's Report

The audit committee has audited the directors' and executive officers' performance of their duties for the 60th business year from 1/Apr/2022 to 31/Mar/2023 and reports as follows in regard to the method and results of those audits.

1. Method and Contents of Audits

In regard to the content of resolutions of the board of directors regarding the matters stated in Article 416, paragraph (1), items (i)(b) and (i)(e) of the Companies Act, as well as the systems developed pursuant to those resolutions (i.e., internal control systems), the audit committee periodically received reports from directors, executive officers, and employees, etc. regarding the status of the establishment and operation of those systems and as necessary requested explanations and expressed opinions in regard thereto, in addition to which the audit committee conducted audits using the following methods.

(i) In accordance with the audit policies and division of duties, etc. determined by the audit committee, and in cooperation with the internal control department of the company, the audit committee attended important meetings, received reports from directors and executive officers, etc. regarding matters related to the performance of their duties, requested explanations as necessary, viewed important decision-making documents, etc., and inspected the status of operations and assets at the head office and main business locations. Additionally, in regard to subsidiaries, the audit committee communicated and exchanged information with the directors, audit and supervisory board members, etc. of subsidiaries and received reports on business from subsidiaries as necessary.

(ii) The audit committee oversaw and verified whether the accounting auditor maintained an independent position and conducted an appropriate audit, received reports from the accounting auditor on the status of the performance of its duties, and requested explanations as necessary. Additionally, the audit committee received notification from the accounting auditor that, in accordance with the "Quality Control Standards for Audits" (Business Accounting Council, October 28, 2005), etc., it had developed systems in order to ensure that its duties are appropriately performed (i.e., notification of the matters stated in the items of Article 131 of the Ordinance on Accounting of Companies) and requested explanations as necessary.

Using the methods above, the audit committee examined the business report, the supplementary schedules thereto, the accounting documents (i.e., the balance sheet, statement of income, statement of changes in net assets, and explanatory notes to accounting documents based on JGAAP), the supplementary schedules to the accounting documents, and the consolidated accounting documents (i.e., the consolidated balance sheet, consolidated statement of income, consolidated statement of changes in net assets, and explanatory notes to consolidated accounting documents based on USGAAP) for the business year.

2. Audit Results

(1) Results of audit of business report, etc.

    i. We find that the business report and the supplementary schedules thereto accurately present the status of the company in accordance with laws, regulations, and the articles of incorporation.

    ii. We do not find any misconduct nor any material fact constituting a violation of any law, regulation, or the articles of incorporation in relation to the directors' and executive officers' performance of their duties.

    iii. We find the content of the resolutions of the board of directors regarding internal control systems to be reasonable. Additionally, we do not find any matters that should be commented upon in regard to the statements in the business report or the directors' and executive officers' performance of their duties relating to the internal control systems.

(2) Results of audit of accounting documents and supplementary schedules thereto

We find the methods and results of the audit by the accounting auditor, KPMG AZSA LLC, to be reasonable.

(3) Results of audit of consolidated accounting documents

We find the methods and results of the audit by the accounting auditor, KPMG AZSA LLC, to be reasonable.

May 17, 2023

ORIX Corporation ; Audit Committee

    Audit Committee Member: Aiko Sekine   (Seal)

    Audit Committee Member: Chikatomo Hodo   (Seal)

    Audit Committee Member: Noriyuki Yanagawa   (Seal)

Note: Audit Committee Members Ms. Aiko Sekine, Mr. Chikatomo Hodo and Mr. Noriyuki Yanagawa are outside directors provided for in Article 2, item (xv) and Article 400, paragraph (3) of the Companies Act.

Reference Information

Notice Concerning Termination of Shareholder Benefit Programs

We announced that it has decided to terminate its shareholder benefit programs as of March 2024 in the Board of Directors meeting held on May 11, 2022.

1. Reasons for terminating the programs

ORIX has aimed to deepen the understanding of its investors of the diversified business content of the ORIX Group through its shareholder benefit programs. In 2010, ORIX began its Shareholder Benefit Card program, which makes shareholders eligible for discounts on a variety of services offered by the ORIX Group. In 2015, the gift catalog-style shareholder benefit program "Furusato Yutai" was launched.

In addition to enhancing shareholder benefit programs, ORIX has worked to improve overall shareholder returns by providing stable, sustained dividends and opportunistic shareholder buybacks.

ORIX has set out a new medium-term strategic direction to help it achieve further growth, and desires to return profit to its shareholders in a more equitable manner. After careful consideration from these perspectives, ORIX has decided to terminate its shareholder benefit programs. Going forward, ORIX will concentrate its efforts on returning profit to shareholders through dividends and other means.

ORIX will continue to improve corporate value while remaining conscious of capital efficiency, and is grateful to its shareholders for their understanding in this matter.

2. Schedule for terminating the programs

(1) Shareholder Benefit Card

The Shareholder Benefit Card program will cease following distribution to shareholders of record as of March 31, 2024. The Benefit Card may be used until the expiration date listed on the back of the card.

(2) "Furusato Yutai" Shareholder Benefit Program

The "Furusato Yutai" Shareholder Benefit Program will cease following distribution to shareholders of record as of March 31, 2024.